EXHIBIT 99.1


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Press Release                                        Source: Seabridge Gold Inc.

Seabridge Gold Reports Major Expansion of Mitchell Resource

Wednesday March 11, 8:00 am ET

TORONTO, CANADA--(MARKET WIRE)--Mar 11, 2009 -- Seabridge Gold (Toronto:SEA.TO -
News)(AMEX:SA - News) announced today that Resource Modeling Inc. ("RMI") has completed an updated independent National Instrument 43-101 mineral resource estimate for the Mitchell zone at its 100% owned KSM project. Measured and indicated gold resources at Mitchell have increased by 89% over the previous estimate to more than 30 million ounces. Measured and indicated copper resources increased by 105% to nearly 6.0 billion pounds. Updated resource estimates for the Sulphurets and Kerr zones will be announced shortly and a new NI-43-101 Technical Report covering all three zones will be filed on SEDAR within 45 days.

The updated independent resource estimate incorporates results from 34 core holes totaling approximately 15,416 meters drilled by Seabridge at the Mitchell zone during 2008. The 2008 drill program successfully upgraded almost all of the 667 million tonne inferred mineral resource in the 2008 estimate to the measured or indicated category and also found extensions of the deposit to the south, north and at depth.


The following table summarizes RMI's new updated global mineral resource estimate as of March 9, 2009 with a comparison to their 2008 estimate:



Mitchell Zone Mineral Resources at 0.50 g/t Gold Equivalent Cutoff-Grade

                    2009 Resource Estimate
-----------------------------------------------------
-----------------------------------------------------
                                     Gold     Copper
Resource      Tonnes  Gold  Copper Ounces     Pounds
Category        (000) (g/t)     (%)  (000) (millions)
-----------------------------------------------------
Measured     579,272  0.66    0.18 12,292      2,298
-----------------------------------------------------
Indicated    930,603  0.62    0.18 18,550      3,692
-----------------------------------------------------
Measured
 plus
 Indicated 1,509,875  0.64    0.18 30,842      5,990
-----------------------------------------------------
Inferred     514,878  0.51    0.14  8,442      1,589
-----------------------------------------------------
-----------------------------------------------------


                    2008 Resource Estimate
-----------------------------------------------------
-----------------------------------------------------
                                     Gold     Copper
Resource      Tonnes  Gold  Copper Ounces     Pounds
Category        (000) (g/t)     (%)  (000) (millions)
-----------------------------------------------------
Measured             No Measured Resources
-----------------------------------------------------
Indicated    734,163  0.69    0.18 16,287      2,913
-----------------------------------------------------
Measured
 plus
 Indicated   734,163  0.69    0.18 16,287      2,913
-----------------------------------------------------
Inferred     667,421  0.62    0.15 13,304      2,206
-----------------------------------------------------
-----------------------------------------------------


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Seabridge Gold President and CEO Rudi Fronk noted that "the Mitchell zone has now become one of the world's largest undeveloped gold/copper deposits. We successfully moved over 13 million ounces of inferred gold resources to the measured or indicated category in 2008 and we found an additional 8 million ounces of inferred gold resources, some of which may be upgraded in the 2009 program. Although the new inferred resources are somewhat lower grade than the core of the Mitchell deposit, some of these resources represent a conversion of material previously classified as waste in the upper benches of the mine plan which should have a positive impact on the project."

RMI estimated gold and copper grades using inverse distance weighting methods within gold and copper grade envelopes that were constructed for the Mitchell zone. RMI notes that kriging results compare very favorably with the inverse distance estimate. The grade models were validated visually and by comparisons with nearest neighbor models. The estimated block grades were classified into measured, indicated and inferred mineral resource categories based on mineralized continuity that was determined both visually and statistically (i.e. variogram ranges) together with the proximity to drill hole data. Recoverable gold equivalent grades were calculated using a $650 gold price with a 70% recovery rate and a $2.00 copper price with an 85% recovery rate.

The database for the Mitchell zone now incorporates 102 core holes totaling 40,060 meters of drilling. Seabridge Gold collected 90% of the Mitchell drill hole data from its 2006, 2007 and 2008 drilling campaigns. RMI has reviewed the quality assurance/quality control (QA/QC) protocols and results from Seabridge's 2006, 2007 and 2008 Mitchell drilling programs and has deemed that the number and type of gold and copper standard reference materials (standards, blanks, and duplicates) were reasonable. Based on the performance of those standard reference materials, RMI believes that the Seabridge drill samples are reproducible and suitable for estimating mineral resources.

Mineral resources for the Mitchell zone are summarized in the tables below at a variety of recoverable gold equivalent cutoff grades.

Mitchell Zone Resource Estimates at Different Recoverable Gold Equivalent Cutoff Grades

-----------------------------------------------
-----------------------------------------------
            Measured Mineral Resources
      -----------------------------------------
      -----------------------------------------
AuEQV                      Au
Cutoff   Tonnes    Au     Ozs    Cu     Cu Lbs
(g/t)      (000) (g/t)   (000)   (%) (millions)
-----------------------------------------------
0.30    604,573  0.65  12,634  0.18      2,398
-----------------------------------------------
0.40    596,695  0.65  12,470  0.18      2,367
-----------------------------------------------
0.50    579,272  0.66  12,292  0.18      2,298
-----------------------------------------------
0.60    551,207  0.68  12,051  0.19      2,308
-----------------------------------------------
0.70    511,665  0.70  11,515  0.20      2,255
-----------------------------------------------
0.80    464,926  0.73  10,912  0.20      2,049
-----------------------------------------------
0.90    405,630  0.76   9,911  0.21      1,877
-----------------------------------------------
1.00    344,050  0.80   8,849  0.22      1,668
-----------------------------------------------
-----------------------------------------------


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-----------------------------------------------
-----------------------------------------------
           Indicated Mineral Resources
      -----------------------------------------
      -----------------------------------------
AuEQV                      Au
Cutoff   Tonnes    Au     Ozs    Cu     Cu Lbs
(g/t)      (000) (g/t)   (000)   (%) (millions)
-----------------------------------------------
0.30    977,278  0.60  18,852  0.17      3,662
-----------------------------------------------
0.40    958,296  0.61  18,794  0.17      3,591
-----------------------------------------------
0.50    930,603  0.62  18,550  0.18      3,692
-----------------------------------------------
0.60    893,622  0.63  18,100  0.18      3,545
-----------------------------------------------
0.70    823,883  0.65  17,217  0.19      3,450
-----------------------------------------------
0.80    727,501  0.67  15,671  0.20      3,207
-----------------------------------------------
0.90    602,803  0.71  13,760  0.21      2,790
-----------------------------------------------
1.00    477,547  0.76  11,669  0.22      2,316
-----------------------------------------------
-----------------------------------------------


-----------------------------------------------
-----------------------------------------------
      Measured plus Indicated Mineral Resources
      -----------------------------------------
      -----------------------------------------
AuEQV                      Au
Cutoff   Tonnes    Au     Ozs    Cu     Cu Lbs
(g/t)      (000) (g/t)   (000)   (%) (millions)
-----------------------------------------------
0.30  1,581,851  0.62  31,486  0.17      6,060
-----------------------------------------------
0.40  1,554,991  0.63  31,264  0.17      5,958
-----------------------------------------------
0.50  1,509,875  0.64  30,842  0.18      5,990
-----------------------------------------------
0.60  1,444,829  0.65  30,151  0.18      5,853
-----------------------------------------------
0.70  1,335,548  0.67  28,732  0.19      5,705
-----------------------------------------------
0.80  1,192,427  0.69  26,583  0.20      5,256
-----------------------------------------------
0.90  1,008,433  0.73  23,671  0.21      4,667
-----------------------------------------------
1.00    821,597  0.78  20,518  0.22      3,984
-----------------------------------------------
-----------------------------------------------


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-----------------------------------------------
-----------------------------------------------
              Inferred Mineral Resources
      -----------------------------------------
      -----------------------------------------
AuEQV                      Au
Cutoff   Tonnes    Au     Ozs    Cu     Cu Lbs
(g/t)      (000) (g/t)   (000)   (%) (millions)
-----------------------------------------------
0.30    765,651  0.43  10,585  0.11      1,856
-----------------------------------------------
0.40    635,824  0.47   9,608  0.12      1,682
-----------------------------------------------
0.50    514,878  0.51   8,442  0.14      1,589
-----------------------------------------------
0.60    425,685  0.54   7,390  0.16      1,501
-----------------------------------------------
0.70    358,319  0.56   6,451  0.17      1,343
-----------------------------------------------
0.80    278,623  0.59   5,285  0.19      1,167
-----------------------------------------------
0.90    205,844  0.63   4,169  0.20        907
-----------------------------------------------
1.00    145,872  0.67   3,142  0.21        675
-----------------------------------------------
-----------------------------------------------

RMI is an independent consulting firm under the direction of Michael J. Lechner, Licensed Registered Geologist (Arizona) #37753, P.Geo. (British Columbia) #155344, AIPG CPG #10690 and a Qualified Person under NI-43-101. Mr. Lechner reviewed this news release.

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada (one of the world's largest undeveloped gold/copper projects), and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral resources by project and resource category please visit the Company's website at http://www.seabridgegold.net/resource.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2007 and in the Corporation's Annual Report Form 20-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

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Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation's management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD

Rudi Fronk, President & C.E.O.


For Seabridge Gold investor relations needs, investors can visit the Seabridge Gold IR Hub at http://www.agoracom.com/ir/seabridge where they can post
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releases and updates in real time.


Contact:
     Contacts:
     Seabridge Gold Inc.
     Rudi P. Fronk
     President and C.E.O.
     (416) 367-9292
     (416) 367-2711 (FAX)
     Email: info@seabridgegold.net
     Website: http://www.seabridgegold.net